UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014

Commission File Number: 001-34983

PROMOTORA DE INFORMACIONES, S.A.
(Exact name of registrant as specified in its charter)

PROMOTER OF INFORMATION, S.A.
(Translation of registrant’s name into English)

Gran Vía, 32
28013 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☑

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROMOTORA DE INFORMACIONES, S.A.
(Registrant)

April 28, 2014	By:	/s/ Antonio García-Mon
Name: Antonio García-Mon
Title: Secretary of the Board of Directors

PRISA

General Shareholders Meeting 2014

Juan Luis Cebrián,

chairman

Madrid

April, 28th 2014

Ladies and gentlemen shareholders, dear friends:

We held our last General Meeting such a short time ago, after we signed the refinancing of the company, that I feel somewhat abashed to have to address you again just four months later in order to meet the legal requirement to approve the accounts for the last financial year. This is, however, not only our duty, but is demanded of us by our commitment to transparency, a commitment that we have maintained since the founding of the company. I believe I am right in saying that few media companies provide such thorough, specific and quality information to shareholders as we do, through both our quarterly and annual reports submitted to regulatory authorities in the markets, to both the CNMV in Spain and the Security Exchange Commission in New York.

Today we submit for your approval the accounts for the year 2013, a year that was still marked by the crisis. Despite a slight improvement in the last quarter, Spanish GDP shrank by 1.2% percent and the eurozone practically returned to recession. The fiscal consolidation policies undertaken by the government contributed to improving Spain's international credit rating, which saw the spread on interest rates down sharply, while foreign investment returned to our country. But employment failed to recover, and is unlikely to do so even in the long term, the middle classes have been impoverished and domestic demand has continued to decline. Falling consumer spending has continued to severely affect the advertising market, which decreased by 10.1 % overall and by 14.8 % with respect to the press. At the same time, the cultural and media industries continued to face the challenges ushered in by technological innovation.

Despite such an adverse environment, our group was able to sign a successful refinancing operation -- which we detailed at length at the last General Shareholders' Meeting -- while the performance of the different companies' balance sheets has been more than creditable. PRISA posted a turnover of 2.726 million euros and had a consolidated EBITDA of 296 million, a 2.3% increase in revenues and a decrease of 30.6 % in EBITDA over the previous year, due chiefly to the difficulties created by the new model for the exploitation of football rights. Meanwhile, we strove ahead with the task of stabilizing our balance sheet by implementing key provisions on goodwill and tax credits, which eventually caused the group to incur a consolidated loss of 649 million. Despite the magnitude of this situation, the markets were positive in their acknowledgement of the efforts made by the company to prepare for a scenario of

future growth, and share price has risen by 40% since November 2013, and by 4% so far this year, even after one hundred and seventy million new shares, via warrants, began trading, a result of the aforementioned refinancing process.

The Chief Executive will be informing you more fully about this, but let me stress that despite the many difficulties that the industry and our company have been facing for nearly seven years, the ability and dedication of our executive teams and the successful management strategies we have undertaken have enabled the Group not only to maintain its position of leadership, but also to strengthen it. Thanks to the operations that have been carried out and thanks also to ongoing projects, including, as you are all aware, major divestments and accelerated amortization of debt, PRISA will be in a sound position to ensure continuity and growth.

Against this backdrop, and thus far in 2014, we have proceeded with the sale of 15 million shares in Mediaset España, worth 121 million euros, and in a few months we will hammer out the transfer agreement with Random House affecting our general-interest trade book imprints, a sale worth 72 million euros. The proceeds from the sale of Mediaset will be used immediately to reduce debt through the procedures foreseen under our refinancing agreements.

The sale of our general-interest trade book imprints has been the result of a long negotiation process that lasted more than two years. From a financial point of view it is undoubtedly an interesting operation. But what has been utmost in our minds is the potential impact on the cultural community that we serve and with whom we are inextricably linked. From the very outset we were careful to ensure the continuity of the various projects already underway, confident of the professional excellence not only of Santillana's teams, but also of those at Random House. Equally reassuring was the decades-long history of close relations that we have maintained with the Bertelsmann Group and the foundation that bears this name. Cooperation between said company and ours when when it comes to signing the best creators and disseminating their work will be guaranteed through a partnership that will ensure the widest possible media coverage for all authors. Moreover, and although it has signed a non-competition agreement for three years, El País may continue publishing books as promotional products, and, after summer, will launch an online publishers dedicated to nonfiction. It is always painful to part with such iconic companies as Alfaguara, founded by Nobel laureate Camilo José Cela, and now celebrating its fiftieth anniversary; or Taurus,

which thanks to its catalog and to the talent of those linked to it such as Jesus Aguirre, opened up the best of progressive thinking of the time to Spaniards of my generation; not to mention Aguilar, an imprint inextricably linked to Latin American society. The development of the global market, however, justified the step we have taken, for the sake of authors, readers, and the future of the industry. What's more, it will allow Santillana to focus solely on the future of its activities in the field of education, which is inarguably one of the main vectors of economic growth and social influence of the 21st century.

We are set to continue apace, meanwhile, with the process of divestment. This will not be done in haste nor taken lightly and we are committed to seeking the highest possible value for any assets that we might let go and the best possible conditions for the repurchase of the company's debt.

Meanwhile, now is the time to wonder about the future, even if the vaunted recovery of the Spanish economy turns out to be as tepid as many fear. Indeed, so far this year there are no signs of the expected rebound in the Spanish advertising market, and the effects of the crisis, along with technological change, continue to severely affect circulation figures for the print media. However, and as of late 2013, it is quite evident that we have bottomed out, at least as far as our industry is concerned, and we look forward with moderate optimism to the immediate future. We have also implemented in the last two years a major and painful restructuring of personnel, as well as a very effective policy aimed at reducing costs. When sustained recovery comes, we will see increased margins and we will have improved the earnings forecasts for our Spanish companies. In our case, moreover, given our the extent of our presence in Latin America, the Group is becoming increasingly less dependent on the Spanish economy.

In 2013 revenues that Prisa derived from overseas operations totaled 937 million euros, representing 34 percent of the total. If we exclude Canal+, which by its very nature is an operation that does not aspire to be a global one, 60 percent of revenues and 91 percent of EBITDA came from outside Spain. Note that Portugal, despite the crisis, continued to contribute very positively to these figures, especially through our Free-to-View TV operation, TVI. In any case, excluding operations from the Iberian peninsula, and without consolidating Canal+ accounts, the percentage of EBITDA that will be generated outside of Spain, expected in 2014, is 85 %. Although these figures are subject to the risk of exchange rate fluctuations (which hit us negatively in 2013)

these data allow us to define PRISA as an Ibero-American group of companies, rather than a Spanish one. 80 percent of Santillana's revenues come from Latin America today, and 44 percent of our radio turnover. Of the 12 million unique users of El País, almost half reside in that region, while 17 percent of our print circulation is sold there.

None of this is down to coincidence but is the result, rather, of a firm decades-long policy that allows us to define ourselves as the only truly transnational media, educational and cultural group in Latin America. We are leaders in education in virtually all countries in the region, and we are leaders in radio in Colombia and Chile, while we continue to grow in Mexico and Argentina. The latest digital edition of El País in Brazil, successfully launched last November, is another example of our commitment to take root in those markets. The online edition of EL PAÍS makes it one of the most important and most widely read newspapers in Mexico, and it is now vying for a similar position online in Colombia and Peru. Most of our growth initiatives are thus focused in the Latin American world, which includes more than fifty million Spanish speakers in the United States. It is not only about taking advantage of the enormous opportunities offered by a market of almost half a billion people, brought together by a common language, but also represents a commitment by our companies to intangible yet vital values such as professional quality, editorial independence and the modernization of societies. We must not lose sight of the institutional character enjoyed by many of our companies and which may prove crucial in the midst of confusion and political uncertainty in our country.

So whichever way you look at it, our future lies in the Americas, even if it will be all the brighter if we can strengthen our domestic market. In this we do not differ much from Spanish multinationals in other sectors, who have proved well placed to withstand the crisis thanks to their operations beyond our borders. But alongside our American vocation, we still have faith in Europe, and we are confident that the eurozone, sooner rather than later, will emerge from the morass in which it has been emerged in recent years. Our presence in the daily paper *Le Monde*, which now also owns the weekly *Le Nouvel Observateur*, is just one symbol of our unwavering commitment to Europe, which, far from incompatible, is wholly consistent with our Latin American vision. Jorge Luis Borges once defined America as a Europe that had set sail.

Alongside our Latin American goals, the other major strategic focus is our policy of digital transformation, which must be accelerated as quickly as possible. It is expected

that by 2014, the Group's digital revenues, along with those from the new digital learning systems, will represent about 8%. However, this figure does not represent the larger reality. El País already derives 21 percent of its advertising revenue from its online edition. And it is of course no longer possible nor is it a priority to measure its success by the number of copies sold, which has declined considerably despite winning market share. This highlights the fact that we are facing a revolution across the entire sector, and not a problem that is solely or exclusively ours. PRISA websites now have 32 million unique users, of which El País Sites account for around 15 million users. That puts it in 35th place in the world ranking for digital newspaper audiences.

No one could be unaware of the difficulties posed by the transformation of our business model. The management of uncertainties is one of the characteristics of the economy of our time. There are no clear or safe parameters on which to base decisions nor are there commonly accepted objectives or methods. But sufficient experience from tests conducted in the field allows us to adopt strategies that limit risk, and the urgency in implementing such strategies is beyond doubt. To this end, we have the best imaginable teams, both at the executive level and with regards to the composition of our governing bodies as well as partnerships that we have established with a number technology giants.

The technological challenge is also generational, and there is a notable difference in behavior of some of our users, according to whether or not they are digital natives; a difference that is likewise evident in the performance of many of our professionals. Combining continuity with change, transmitting a legacy of excellence and quality, such as our companies represent, without losing opportunities for innovation, now considered a sign of rupture, is an imperative task, though not an easy one. To tackle this challenge we are required to undertake organizational changes and to restructure our human teams if they are to work in a more coordinated and efficient manner. This, and nothing else, is what is behind the change of editorship at El País, which will take place on May 4 when Antonio Caño takes over. Our recognition of the very excellent work done by Javier Moreno at the helm of the newspaper for the past eight years goes without saying. And I need not here thank him for service he has given us, because he will continue to provide such service, as the head of the coordination, promotion and control of all news content across the Group, both in Spain and in America, and reporting directly to the CEO of PRISA Noticias and to myself. Since excessive praise all too often come across as professional epitaphs, I do not intend to overdo his eulogy.

Suffice to say that he undertook a huge task – one that Caño must now continue – especially with regards to the digital transformation and globalization of the newspaper, even as he successfully maintained and strengthened the paper's moral and intellectual legacy. Antonio Caño, who has worked with us for over thirty years, has among many other things been responsible for the expansion of El País in Latin America. And he has successfully surrounded himself with a team of young, informed professionals (abused, our Mexican colleagues would say!), trained by the El País and the Autonomous University of Madrid's journalism program. I earnestly wish the new editor-in-chief and all his staff early and rapid success, which I am confident they will achieve.

With regards to our teams, there have also been significant changes to the Board of Directors, some of which will require ratification by the Board. Three of the directors who joined in December 2010, following the capital increase that was at that time approved, have brought forward, for a range of personal reasons, the termination of their statutory mandates that were not due to expire until next year. I am referring to Harry Sloan, Martin Franklin and Nicolas Berggruen. Harry resides in Los Angeles and physical distance prevented him from attending our meetings as often as was necessary. As for Martin and Nicolas, who continue on as major shareholders, their reasons are different. Martin was obliged to give up some of his directorships (this included companies he himself directs) as per requirements of the Security Exchange Commission. Nicolas, meanwhile, who took quite a lot of persuading by me to join the Board, given his reluctance to be present on such bodies, wants to devote all his efforts and energy to the very admirable work being carried out by the Berggruen Institute on Governance. I wish to publicly express my gratitude to all three, particularly to Martin and Nicolas, who have provided invaluable assistance to the Board over the past three years. And as I said, both remain part of the shareholder structure of PRISA and regularly and personally advise me. I have the great honor, meanwhile, of sitting on the Board of Trustees of the Berggruen Institute. I hope that Harry will also be able to join any future International Board of the Group.

Three new members have accordingly joined the Board and we now submit their appointments to this meeting for ratification. Claudio Boada, Roberto Alcantara and John Paton. On the skills and professional quality of Boada, I could dwell at length. A renowned financier, he has had a long career in banking and in business organizations. He is an invaluable reinforcement to our Board and to the Audit Committee. Roberto

Alcantara and John Paton, apart from their personal qualities, also symbolize better than any, the new direction being taken by our company. Roberto is a successful Mexican entrepreneur, who forged his career in the business of air and land transportation, as well as in finance, and who has a firm commitment to our company as a reference shareholder. As a member of the Executive Committee in place of Martin Franklin, he will also have more frequent opportunities to contribute his talent and experience to our company and particularly to its refinancing. I want to emphasize at this juncture Roberto's explicit commitment to the intangible values of PRISA and El Pais in the Ibero-American world, which was what primarily attracted him to our Group. As for John Paton, Scottish by birth, Canadian by adoption, and a brilliant executive in the United States, he is one of the most experienced journalists and managers in the world of digital transformation of the press. He, along with our dear Arianna Huffington, together make an invaluable contribution as our executives and managers strive towards a greater understanding of digital media. It's a real privilege to have them in the governing bodies of both PRISA and El País. To all, my own personal gratitude and that of the rest of the Board.

Ladies and gentlemen:

I should not like to conclude this speech without reference to the very worrying situation affecting the cultural and media market in Spain, especially with regards to piracy. The government has launched a commendable legislative initiative to strengthen the recognition of intellectual property rights in the new technological environment. Let us hope that the reform both ensures and promotes a sustainable model. Such a model must foster effective measures to combat digital piracy of works and creations, as well as tackle illegal stations and the broadcast of sports that blatantly flout the law.

The emergence of large software and telecommunications operators in the sector is also utterly transforming our business model. And in this context, VAT of 21 percent on culture is a direct assault on the moral rights of our society and its capacity to develop in the immediate future. At the same time, the repeated inability of the authorities to bring order to the world of football rights leads one to question their decision to enforce the law in this area.

In such a difficult environment for the future of the media and cultural industries, the authorities must stop looking the other way and take the necessary action.

Nothing else, ladies and gentlemen. Thanks again for your attendance at this General Meeting.I would like to offer my sincere gratitude and that of the Board to all our shareholders, our customers, advertisers and employees, and to all the teams that make up our company for their support and dedication.

Thank you very much

Juan Luis Cebrián,

presidente ejecutivo

General Shareholders Meeting 2014

Fernando Abril-Martorell,

CEO

Madrid

April, 28th 2014

Good morning ladies and gentlemen shareholders:

The Chairman, in his speech, has shared with you the context, still difficult, in which our businesses have performed during 2013. He has mentioned the refinancing agreement signed in December and recent decisions on divestments taken in compliance with said agreement and he has also indicated the main strategic development lines, which are none other than intensifying the digital transformation and taking advantage from the growth opportunities in Latin America.

Going forward, I will focus with greater detail the 2013 financial accounts which we today submit for your approval and some of the most important points as well as advancing the main trends observed in the first few months of 2014.

This being the third General Meeting held in less than a year, I ask you to forgive me if I repeat some points or neglect others, as either they have already been sufficiently addressed in one of the two previous meetings or they are no longer as relevant as they were a few months ago to our society.

With regards to 2012, consolidated revenues grew by 2.3 % reaching 2.726 million euros.

Costs increased by 8.6 % reaching 2,430 million euros, which meant that EBITDA fell by 30.6 % to 296 million euros.

EBIT fell to negative 801 million euros due the impact of extraordinary asset write-downs that we will later explain in more detail.

The net result was negative EUR 649 million, as operating result was insufficient to offset the extraordinary write-downs and financial costs.

Let's review the most significant aspects of these figures, which I will refer to from now on in amounts adjusted by extraordinary effects.

We'll start with revenues:

- The adjusted consolidated figure grew by 1.8 % to 2.709 million euros.

- There is strong growth in revenues from other operators in Pay TV due to the changes in the football rights exploitation model that began over the 2012/2013 season.

- There was good performance in revenues in local currency from advertising and education in Latin America, with growth of 15.3%.

- Advertising revenues in Spain and Portugal fell by 7.5% compared to 2012, although their performance has picked up throughout the year in line with the slowdown in economic decline seen over the last four months of the year, as we shall see later on.

- There was a significant negative impact from the devaluation of Latin American currencies against the euro. Specifically EUR87 million, equivalent to 11.5% of revenues from Latin America and 3.3% of total Group revenues.

In terms of press circulation, revenues in Spain fell by 16.3%, in line with the rate of decline seen in previous years.

As we have just seen, advertising also performed negatively in Spain and Portugal, falling by 7.5%.

In Latin America, however, growth in local currency, that is, if we exclude the negative impact of fluctuating exchange rates, was very good, exceeding 10.5%. And over the first months of this year, despite some slowdown across these economies, growth in local currency is also very good.

As I already said throughout the year, the evolution for advertising in Spain and Portugal over the course of the year saw less pronounced falls as the year progressed.

Thus, the fall was 15.2% in Q1, 12.8% in Q2, 4.2% in Q3 and in Q4 advertising actually grew by 1.8%. This gradual improvement has occurred in all media (press, radio, TV and internet). On screen you can see a breakdown of quarterly performance for print media and radio in Spain and television in Portugal.

In the education business, revenues grew 0.6% versus 2012. In Spain revenues fell by 11.8%, but in Latin America there was 4% growth. Here too there has been a strong negative impact due to exchange rates. Looking at Latin America's growth at constant exchange rates, that growth of 4% becomes 17.2%, and for the whole business things change from +0.6% to 10.8%.

Finally in relation to pay TV revenues, strong revenue growth from subscriptions from other operators (+138%) more than offset the 4% drop in revenues from satellite subscribers.

But, as I said, this growth is a result of changes to the football rights exploitation model that took place in summer 2012, and the change also implies higher costs of this content from the same date.

Regarding operating costs, in a nutshell these have been tightly controlled, as in previous years, with the exception of football. Thus, adjusted total costs increased by 9.3% to 2.386

million euros. Excluding football, costs fell by 4.6%, with falls of 9% on purchases, 6.8% in personnel costs and 0.3% on external services.

This effort on cost control was also seen for capex, where once again this year, we have prioritized investments to a maximum in order to avoid damage to our areas of greatest growth and, specifically, education systems in Latin America.

EBITDA fell by 32.5% to 323.2 million euros.

This is explained by the fact that the very negative impact of the new football rights exploitation model and the fall in circulation and advertising in Spain could not be offset by robust growth in education and advertising in Latin America, where exchange rates were bad, or by the excellent performance for the rest costs.

Let me analyze these figures in a different way, which I think better reflects the operating performance of the Group in 2013 and is better suited to what the Group will be in the future.

Indeed, in 2013 we faced a double challenge in our businesses in Spain: the economic crisis that now finally seems to have bottomed out, and the rapid transformation of our businesses to digital environments (media, consumer habits etc.). Meanwhile in Latin America, we continue to grow and are investing in developing new businesses, even if last year saw significant impact from exchange rates. These realities also lead to different management policies and decisions.

In addition, and as I have explained repeatedly throughout my presentation, the new football rights exploitation model on pay TV and its enormous differential impact on revenues, costs and EBITDA, distorts the performance of other Group businesses.

On screen you can see, on the left, the adjusted figures for revenues, costs and EBITDA of the Group as just explained. In the middle you can see the same data excluding pay-TV, and on the right you can see the figures without pay-TV and the impact of exchange rates.

All cases reflect figures for Spain and International.

If we focus on the figures on the right, what stands out is the following:

- Performance is completely divergent between Spain and Latin America. Revenues and costs Latin America, excluding exchange rates, rose by 12% and 11.3% respectively, and EBITDA grew by 13.8 %.

- In Spain both revenues and costs (excluding Canal+) fell 10.5% and 9.2% respectively and EBITDA also fell by 24%.

- Latin America accounts for, at constant currency, 63% of Group revenues and 85% of EBITDA.

- Group EBITDA would grow by 6.1% which would be the first EBITDA growth (analized as here explained) to be seen since the beginning of the crisis.

In short, the slowdown in the decline in the Spanish economy since the middle of last year, the strength of the Latin American businesses (measured in local currency), a sustained multi-year effort on cost control and capex and the restructuring and / or divestment of loss-making businesses (VeMe, Printing, Distribution etc.) are beginning to make their mark on operating results. These, together with the refinancing agreement reached in December, stabilize the Group's position.

Of course this analysis does not mean that everything is resolved. Canal+ does not enjoy an easy business environment, and its sale is being far from smooth. Nor do I wish to minimize the very real effects of exchange rates. But if we look at the Group's core businesses, at what will remain after the gradual implementation of the refinancing agreement, the stabilization of which I am speaking is plain to see.

As you can see on screen, the group has had to undertake write-downs adding up to 2.276 million euros in recent years due chiefly to the lower value of certain assets (Canal+ and Media Capital) and the reversal of tax credits linked to deductions for export activity after losing several appeals with tax authorities for this same concepts.

The bottom of the income statement reflects these extraordinary write-downs during 2013:

- The worsening of our business plan requires us to provide an additional 847 million from Canal+'s goodwill, a further 60 million for tax credits for export activities in past years, and 16 million euros for other write downs.

There is also a significant impact from financial costs, partly reflecting those incurred in the closing of the refinancing deal, as well as the accelerated amortization of those pending and other previous financial transactions.

After analyzing the accounts, let us now briefly review some key operating indicators for the different businesses:

In press, the industry continues to change rapidly: firstly, the rate of decline for circulation continues unabated and printed advertising also continues to fall although less so. Secondly, Internet traffic and unique browser numbers for our media continue to show strong growth, up by 20.8%, now stand at 66.7 million, and digital advertising grew by over 15% in 2013, and already accounts for 21% of the total for El País and 51% for As.

In the first quarter of this year, the negative trends have slowed down even more: there has been a less pronounced fall in circulation and print advertising. Digital advertising is growing strongly.

We hope that if the economic recovery consolidates, these negative trends will be even more moderate or that they may even be reversed over the coming year.

Cost control and increased efficiency has allowed the press area to generate a positive EBITDA of 25 million, despite the aforementioned fall in revenues.

In radio, we should highlight the excellent performance of the business in Latin America, where in addition to the stations maintaining their leading position as you can see on screen, revenues in local currency increased by 10%, and Ebitda by over 18%.

In Spain, 2013's results continue to reflect the drop in advertising revenues, but enormous efforts at cost control have laid the foundation for profitable growth as markets recover. During the first quarter the trend has improved, albeit with ups and downs.

At Santillana, we have already noted the buoyant performance of revenues and EBITDA in Latin America, measured in local currency. And this is despite the huge investment and expenses made over the last three years in education systems which has hindered profitability. During this year we expect an improvement in profitability as the expense efforts falls.

Although trends observed over the course of these first months of the year are positive, it is still too early to extrapolate them for the rest of the year given the seasonality of the business. In Spain, the new education law has led to a decline in sales in the absence of any major content novelties. In 2014, despite the uncertainties that the implementation of this law generates, we expect better results.

At Canal+, 2013's results are bad, as we have said before. The deterioration of the market due to sluggish consumer spending has prevented us from monetizing our investment in the new football contract signed in mid- 2012. And this is despite efforts to control all other costs.

Furthermore, in the last months of the year there was a change in the competitive dynamics of the market after certain operators introduced subsidised and attractive packages in terms of price.

However, and as you can see on screen, the basic key operating indicators have performed reasonably well:

- While subscriber numbers have dropped our market share has gone up
- The average rate per customer has been maintained
- Our Premium iPlus subscribers have grown
- And the growth of users and downloads at Yomvi, our OTT service, has been spectacular.

Finally, Media Capital, our free-to-air television service in Portugal has maintained its audience leadership, and what is more commendable still, had a very positive operating performance despite the economic environment. Tight cost control and success in diversifying income were the key. Over the first few months of this year, as in Spain, there are signs of stronger recovery, which if maintained and given the enormous operating leverage generated over these past few years, would improve profitability compared to 2013.

So, these are the figures from 2013 and their most significant aspects.

I would now like to quickly run through the management priorities that I outlined at the General Shareholders' Meeting in June last year, and that you can see on screen. These have guided management policy over the past year:

- Press: maintain cost control and efficiency, forge ahead with digital transformation, develop the brands and expand them internationally.
-
- Radio: improve efficiency in Spain, improve positioning in music, move forward with digital development and strengthen the business in Latin America.
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- Education: develop digital learning systems and implement the new educational model in Spain.
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- Pay TV: optimize commercial offers in line with our premium content and competitive position, accelerate technological innovation in Yomvi, and continue to combat piracy.
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- Media Capital: maintain audience leadership and move forward with income diversification and international expansion.
-
- And in the corporate areas, structural cost control and the implementation of the refinancing plan.

These, specific to each area, remain management priorities for this year, and all of them have seen progress since June last year. Indeed, some have made significant progress.

On the top the the focus on the divestment processes of Canal Plus and Telecinco (both of them sizeable), during the year there has been progress in other processes that despite their contribution is smaller, they help to improve efficiency on operations and to focus in more strategic activities

I am referring to the divestment of General Publishing activity within Santillana to focus on Education, the divestment of local radio stations in Spain and Magazines in Portugal (both

of them due to the lack of profitability) and agreements for selling or closing printing plants associated with agreements to share printing capacity with other operators

I would also like to point out that these operating results have been achieved in a very difficult environment:

- Among the businesses in transformation because these have to maintain the profitability of the traditional operations, slowing down their decline and lowering costs, while at the same time designing and launching new and transformative initiatives with maximum efficiency, with little margin for error given the scarcity of resources.
-
- In growing businesses, which are performing better, because their goals are challenging and our positions of leadership are in very competitive environments with major, powerful players. That is to say, while everything may be going well, but will not perform by itself.

I therefore would like to thank all the employees of the group and the management teams for their enormous efforts during 2013 to achieve these results.

Regarding this effort, I would like to briefly explain proposal number 9 on the Agenda, which deals with the Incentive Plan.

At the AGM of June 2013, a long-term incentive plan was submitted for your approval. It was proposal number 11. Said plan, replacing the existing one, affected approximately 100 Group executives, had a term of three years, was based on the plans approved by the Board and in terms of quantity was linked with cash generation targets over those three years with a minimum compliance level of 80%.

At that time, the expectation was to close the deal to refinance the debt before the summer and to then establish more precisely the targets for the next three years.

Since the refinancing deal was not closed until December, it was not possible to establish those targets on time, which meant that the agreement approved in the AGM did not enter into force and was thus rendered void. This has had two consequences:

- In 2013 no amounts contemplated in the long-term Incentive plan have been registered, as the plan approved by the AGM in 2013 never entered into force and had replaced the previously existing one.
- At this General Meeting, a new long-term Incentive Plan 2014-2016 is proposed for approval (proposal 9).

The features of this plan are very similar to those of the 2013-2015 Plan:

- It envisages granting a certain number of shares and a certain amount of cash to certain Group executives, according to their responsibility and contribution to results, as variable remuneration linked to the fulfillment of long-term goals.
- The Board, in accordance with the proposal of the Appointments and Remuneration Committee, will establish the targets that will serve as the basis for calculating the number of shares and amount of cash. It is expected that these targets will be set out specifically and in writing, will be linked primarily to cash generation during the period and a minimum compliance level of 80%, as measured by the Board once the annual accounts for the financial year ending 2016 have been closed and approved.
- The Plan therefore will last for three years and settlement will take place in the year 2017.
- If all the requirements and conditions of the Plan are met in full and the targets are reached to their maximum level, the maximum amount to cover the settlement in cash and share valuations is estimated at 23 million euros.
- The maximum number of shares may not in any case exceed 1% of total share capital.
- If the Board does not make use of the authorization of the Meeting prior to December 31, 2014 this agreement will be rendered void.

Lastly, I would also like to thank Javier Moreno for his great effort and dedication during these years as Director of El País, and to wish all the best to Antonio Caño and his new team.

That is all.

Thank you all very much for your trust.

Fernando Abril-Martorell,

CEO

General Shareholders Meeting 2014

Juan Arena,

Member of the Board

and Chairman of Audit Committee

Madrid

April, 28th 2014

Ladies and gentlemen shareholders:

I am addressing you in my capacity as Chairman of PRISA's Audit Committee, which is the committee that the Board entrusts with overseeing, monitoring and supervising both the internal and external audits, financial information, control systems and any risks that might affect the company.

As you all know, PRISA is a complex company structured in four lines of business --audiovisual, education, radio and press-- operating in 22 countries, each with its own distinct regulations. What's more, as our shares are listed on both the Spanish and New York stock exchanges, we are, therefore, subject to both Spanish and US legislation, as well as our own internal regulations. Thus, controls, which must be implemented in all companies, are in our case even more significant.

The committee is composed of four members, all of whom are independent.

I would now like to summarize our activities over the course of 2013:

- Over that period we held seven meetings.

- Each of these meetings was attended by the external auditor, who reported to us in a timely manner on the evolution of the most significant aspects of the audit. Also, at least once a year, the external auditor reports to the Board of Directors in accordance with best practice for corporate governance. The auditor was given time at each meeting to make his report without the presence of the company executives.

- The auditor also reported on the limited review carried out for the financial reports for the first semester, which closed on June 30, 2013

- In 2013, we carried out an ongoing assessment of our system for the Internal Control over Financial Reporting. This internal control system has been evaluated by both the company and the external auditor, and in the opinion of both, the system was deemed to have worked effectively in 2013.

- The Committee.was also informed by the internal auditor --who was provided with greater resources in 2013-- of the chief recommendations concerning controls that emerged in light of a review of Group control systems and of the follow-up of recommendations made the previous year.

- The committee also supervises the Group's risk map and the performance of the channel for complaints and concerns that has been implemented and that allows employees, anonymously, to communicate any irregularities that they might detect in Group operations.

- With regards to financial information, the Committee has reviewed the accounts that the Board of Directors submits for approval today.

- I am pleased to say that the audit report of the Group accounts has been prepared in accordance with international accounting standards, and is clean and unqualified.

- Finally, the Committee has proposed to the Board that Deloitte should be appointed to audit the accounts for 2014.

That is all, ladies and gentlemen shareholders. That is, briefly, a summary of the work of the Committee last year. We remain at your disposal for any clarifications you might deem appropriate.

Thank you very much for your kind attention.

Juan Arena,

Member of the Board

and Chairman of Audit Comittee